Oncolytics Biotech® Announces Publication of Preclinical Data Demonstrating the Synergistic Anti-Cancer Activity of Pelareorep Combined with CAR T Cell Therapy in Solid Tumors in Science Translational Medicine

Pelareorep-CAR T combination may expand the commercial potential of CAR T cells to solid tumors

Combining CAR T cells with pelareorep prevented antigen escape by creating CAR T cells with dual specificity through a novel mechanism

Loading CAR T cells with pelareorep led to dramatic improvements in their persistence and anti-cancer activity as well as cures in multiple murine solid tumor models

SAN DIEGO, CA and CALGARY, AB, April 14, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced the publication of preclinical data demonstrating the synergistic anti-cancer activity of pelareorep combined with chimeric antigen receptor (CAR) T cell therapy in solid tumors. The paper, entitled “Oncolytic virus-mediated expansion of dual-specific CAR T cells improves efficacy against solid tumors in mice,” was published in Science Translational Medicine in collaboration with researchers at several prestigious institutions, including the Mayo Clinic and Duke University. A link to the paper can be found by clicking here.

“Having these results published in such a high-impact journal provides important external validation of their significance,” said Thomas Heineman, M.D., Ph.D., Chief Medical Officer of Oncolytics Biotech Inc. “While CAR T cells have generated long-term cures in hematologic malignancies1, the immunosuppressive tumor microenvironments (TMEs) of solid organ cancers have thus far limited their efficacy in these indications. Pelareorep has repeatedly been shown to reverse immunosuppressive TMEs, and in the present publication pelareorep is shown to enable the effectiveness of CAR T cells in multiple murine solid tumor models. This is a powerful finding that, if translated to the clinic, could significantly improve the prognosis of patients with a variety of highly prevalent cancers by providing a novel and potentially durable treatment option. By demonstrating the ability to improve T cell perseverance, reduce antigen escape, and overcome challenging solid tumor TMEs, the inclusion of pelareorep addresses the three most challenging roadblocks to effective CAR T therapy.”

Andrew de Guttadauro, President of Oncolytics Biotech U.S. and Global Head of Business Development, added, “Despite revolutionizing the treatment of certain cancers and surpassing a billion dollars in sales last year, CAR T therapies currently only serve a small subset of patients suffering from hematologic malignancies. With these latest results, we now have strong preclinical evidence that pelareorep can fully unlock the value of CAR T therapies by expanding their commercial potential to the significantly larger market of cancer patients who are battling solid tumors.”

Preclinical studies published in the paper evaluated the persistence and efficacy of pelareorep-loaded CAR T cells (“CAR/Pela therapy”) in multiple murine solid tumor models. The effects of combining CAR/Pela therapy with a subsequent intravenous dose of pelareorep ("pelareorep boost") were also investigated. Key data and conclusions from the paper include:

•The persistence and anti-cancer activity of CAR T cells improved drastically when loaded with pelareorep. Compared to either treatment alone, treatment with CAR/Pela therapy led to statistically significant survival benefits in murine skin and brain cancer models.
•CAR/Pela therapy followed by a pelareorep boost led to enhanced efficacy in murine skin and brain cancer models and tumor cures in >80% of treated mice in each model.
•Loading CAR T cells with pelareoep led to improved cancer cell targeting and prevented antigen escape in vivo by generating CAR T cells with dual specificity that target their designed antigen and the native T cell receptor antigen. These results indicate that CAR/Pela therapy may provide longer-lasting therapeutic benefits compared to treatment with CAR T cells alone.

Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics Biotech Inc. and co-author of the paper commented, “These exciting results are an excellent example of how we are leveraging collaborations with key opinion leaders and premier research institutions to broaden pelareorep’s potential therapeutic impact. This allows us to remain primarily focused on our lead breast cancer program, which has shown how pelareorep’s ability to promote tumor T cell infiltration leads to synergy with checkpoint inhibitors in the clinic. These newly published preclinical findings show pelareorep’s synergistic benefits extend even beyond checkpoint inhibitors and highlight an opportunity to increase our addressable patient population. As we pursue this opportunity moving forward, we intend to utilize relationships with academic or industry partners so that we can continue to execute on our clinical and corporate objectives with efficiency.”

About CAR T cells and CAR T therapy
The CAR T process begins when blood is drawn from a patient and their T cells are separated so they can be genetically engineered to produce chimeric antigen receptors (CARs). These receptors enable the T cells to recognize and attach to a specific protein or antigen on tumor cells. Once the engineering process is complete, a laboratory can increase the number of CAR T cells into the hundreds of millions. Finally, the CAR T cells will be infused back into the patient where, ideally, the engineered cells further multiply and recognize and kill cancer cells. Historically, solid tumors have been considered beyond the reach of CAR T therapy due to their tumor microenvironment, which is detrimental to CAR T cell entry and activity, amongst other challenges.2

About Science Translational Medicine
Science Translational Medicine is the leading weekly online journal publishing translational research at the intersection of science, engineering, and medicine. The goal of Science Translational Medicine is to promote human health by providing a forum for communicating the latest research advances from biomedical, translational, and clinical researchers from all established and emerging disciplines relevant to medicine. In addition to original research, Science Translational Medicine also publishes Reviews, Editorials, Focus articles, and Viewpoints.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards a registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

References

1.Melenhorst, J.J., Chen, G.M., Wang, M. et al. Decade-long leukaemia remissions with persistence of CD4+ CAR T cells. Nature (2022). https://doi.org/10.1038/s41586-021-04390-6
2.National Cancer Institute. CAR T Cells: Engineering Patients' Immune Cells to Treat Their Cancers. Updated July 31, 2019. Accessed February 18, 2021. https://www.cancer.gov/about-cancer/treatment/research/car-t-cells

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; Oncolytics' expectations as to the purpose, design, outcomes and benefits of its current or pending clinical trials involving pelareorep; including potentially significantly improving the prognosis of patients with a variety of highly-prevalent cancers by providing them with a novel and potentially durable treatment option and the opportunity to potentially expand our addressable patient population; our intention to utilize relationships with academic or industry partners so that we can continue to execute on our clinical and corporate objectives with efficiency; our leveraging of collaborations with key opinion leaders to broaden pelareorep’s potential therapeutic impact; our plans to advance towards a registration study in metastatic breast cancer; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com